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December 8, 2021

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: John M. Ganley

Re:	Special Opportunities Fund, Inc. Registration Statement on Form N-2 File Nos. 811-07528; 333-257169

Dear Mr. Ganley:

On behalf of Special Opportunities Fund, Inc. (the “Fund”), this letter is in response to comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) given during our correspondence via telephone on July 9, 2021 regarding the Fund’s Registration Statement on Form N-2 filed on June 17, 2021 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Changes to the Registration Statement noted below will be reflected in a pre-effective amendment to the Registration Statement filed with the SEC (the “Amendment”). Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement. We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

General

1.	We note that portions of the registration statement are incomplete/bracketed. We may have additional comments on such portions when you complete them in a pre-effective amendment.

Response:  We acknowledge the comment. The incomplete/bracketed portions of the Registration Statement will be finalized in a subsequent pre-effective amendment to the Registration Statement.

December 8, 2021

Preliminary Prospectus

2.	Please indicate the commencement date of the monthly distribution policy, as stated in the Prospectus Summary.

Response:  The Fund has added the commencement date of the monthly distribution policy.

3.
Please provide the amount of distributions that resulted in return of capital in 2020. Please also provide an estimate of the amount of distributions that will be designated as return of capital in 2021. The information may be expressed as a percentage of NAV and a percentage of distributions. Please see the Fund’s notice to shareholders pursuant to Rule 19a-1 under the 1940 Act which accompanied distributions paid during the period ended December 31, 2020 for another example of an acceptable presentation of the information.

Response:  The Fund confirms that there was no return of capital in 2020. At this time, no return of capital is anticipated for fiscal year 2021.

Prospectus Summary

4.
On page 1, under Distribution Policy, please provide the amount of distributions that resulted in return of capital in 2020. Please also provide an estimate of the amount of distributions that will be designated as return of capital in 2021. The information may be expressed as a percentage of NAV and a percentage of distributions. Please see the Fund’s notice to shareholders pursuant to Rule 19a-1 under the 1940 Act which accompanied distributions paid during the period ended December 31, 2020 for another example of an acceptable presentation of the information.

Response: The Fund confirms that there was no return of capital in 2020. At this time, no return of capital is anticipated for fiscal year 2021.

5.	If the proceeds of the offering are being used to liquidate the current outstanding convertible preferred stock, please disclose that information in Purpose of the Offering/Use of Proceeds on page 3.

Response:  The Fund confirms that there are no outstanding convertible preferred stock.

6.
On page 4, in The Offering table, Voting Rights, please explain how the reference to creating “senior equity security” is consistent with Section 18(c) of the 1940 Act, which the Commission interprets to mean that you can not have more than one class of senior security outstanding. If the language is intended to apply to creating a new series rather than a new class of senior equity security, please so indicate. If a vote of two-thirds of any outstanding Convertible Preferred Stock is required to create a new series of senior equity security, please explain how that is not inconsistent with the vote of a majority of outstanding Convertible Preferred Stock required to increase the amount of authorized shares of Convertible Preferred Stock, as indicated in the succeeding sentence.

December 8, 2021

Response:  The Fund has revised the language to clarify that the reference to creating senior equity security is intended to apply to creating a new series rather than a new class of senior equity security. The Fund has also revised the language to clarify that the two-third and majority voting requirements are not inconsistent as the former applies to creating a new series of senior equity security and the latter applies to increasing the amount of authorized shares of an outstanding series of senior equity security.

7.	On page 4, in The Offering table, Voting Rights, please provide a plain English explanation of “pari passu” in a parenthetical.

Response:  The Fund has added the requested parenthetical.

8.
On page 5, in The Offering table, Risk Factors, please give a summary of the risk factors pursuant to Item 3.2 of Form N2 which requires a synopsis of key features of the offering and the registrant when the prospectus is long. It is the Commissions view that risk factors are a key feature of the offering and the registrant.

Response:  The Fund has included a summary of the risk factors pursuant to Item 3.2 of Form N2.

9.	On page 8, in Fees and Expenses, please confirm that expenses related to short sales are included.
Response:  The Fund confirms that expenses related to short sales are included in Fees and Expenses.

Financial Highlights

10.	Please update the Return of Capital line in the Financial Highlights table to include the information for year ended December 31, 2020.

Response:  The Fund confirms that the Return of Capital line in the Financial Highlights table is accurate. There was no return of capital for the year ended December 31, 2020.

December 8, 2021

11.	Please move Liquidation value of preferred stock line down so that it is under the Preferred Stock line in the table.

Response:  The Fund has made the requested revision.

12.	Please provide the senior securities table required by Item 4.3 of Form N2.

Response:  The Fund has included a senior securities table pursuant to Item 4.3 of Form N2.

Risk Factors

13.	On page 15, Risks Related to the Fund’s Investments, please add Return of Capital risk.

Response:  The Fund confirms that there was no return of capital in 2020. At this time, no return of capital is anticipated for fiscal year 2021. Therefore, the Fund does not believe Return of Capital presents a material risk to investors.

14.	On page 17, Risks Related to the Fund’s Investments, please consolidate Short Sales into one risk.

Response:  The Fund has consolidated Short Sales into one risk.

Part C

15.	Please hyperlink all exhibits if incorporated by reference.

Response:  The Fund will hyperlink all exhibits if incorporated by reference in the pre-effective amendment.

16.	Please include the Powers of Attorney as an exhibit rather than as correspondence.

Response:  The Fund will include the Powers of Attorney as an exhibit rather than as correspondence in the pre-effective amendment.

17.	Please consider whether Undertaking 3 should be deleted considering this is not a shelf offering.

Response:  The Fund has deleted Undertaking 3.

December 8, 2021

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5277.

Sincerely,

/s/ Jennifer Patt Jennifer Patt